RUB A DUB SOAP, INC.
                         2591 Dallas Parkway, Suite 102
                               Frisco, Texas 75034

                 ----------------------------------------------

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
               THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1
                             PROMULGATED THEREUNDER

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS


                                 January __2008

                 -----------------------------------------------



     NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                                  INTRODUCTION

This Information Statement is being mailed on or about January __, 2008 to holders of record on _____________, 2008 of shares of common stock, par value $0.00l per share ("Common Stock"), of Rub A Dub Soap, Inc., a Nevada corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule l4f-l promulgated thereunder. This Information Statement is being delivered in connection with the appointment by the existing directors of new members of the Board of Directors of the Company (the "Board") followed by the resignation of the existing directors pursuant to the terms of the transactions ("Transactions") described below. The appointments will become effective upon the closing of the transactions described below, but not sooner than _________, 2008, following the expiration of the ten-day period from the date of mailing of this Information Statement under Rule l4f-l and closing of the exchange (the "Exchange") of 100% of the outstanding shares of Zhongsen Tire and Rubber Limited, a Hong Kong corporation ("Zhongsen"), for 25,090,000 shares of Common Stock and result in a change of control of the Company.

As of January __, 2008, the Company had 912,214 shares of Common Stock issued and outstanding, which is the Company's only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

Please read this Information Statement carefully. It describes the terms of Transactions that will be consummated at a closing on or after ___________, 2008 (the "Closing Date") that will result in a change of control of the Company, and contains certain biographical and other information concerning the executive officers and directors of the Company before and after the Closing Date of the Transactions. Additional information about the Transactions is set forth in the Company's Current Report on Form 8-K, filed with the SEC on October 29, 2007. Additional information about the Company and the Transactions will be contained in the Company's Current Report on Form 8-K to be filed with the Securities and Exchange Commission (the "SEC") after the Closing Date of the Transactions. The Forms 8-K may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC's website at http://www.sec.gov.

                                THE TRANSACTIONS

On October 26, 2007, the Company and Zhongsen executed a Stock Purchase Agreement, pursuant to which the Exchange shall be effected and the shareholders of Zhongsen will be entitled to receive a total of 25,090,000 shares of Common Stock.

As a result of the Exchange, the shareholders of Zhongsen will own into approximately 96.5% of the then outstanding Common Stock of the Company.

Upon the completion of the Exchange, which will occur at least ten days after the mailing of this Information Statement, the Company's existing directors, Kevin B. Halter, Jr. and Pam J. Halter, will appoint five new members to the Board and then will resign as directors, effective immediately. The new directors of the Company will be Qin Long, Liang Junfeng, Jeff Chen, Ji Gongsheng and Liang Junbao.

All current officers of the Company will resign upon completion of the Exchange, and the new Board will appoint new officers of the Company. In connection with the change of control, new management has signified its intention to cause the Company to enter into the business of importing rubber and distribution of tires in the Peoples Republic of China.

                                     GENERAL

The Company was engaged until February 2006 in Internet sales of handmade natural, vegetable-based soaps and gift baskets. Since inception, the Company generated only minimal revenues and remained in the development stage. In February 2006, the controlling shareholder, Lisa Powell, sold 2,800,000 of her restricted shares to Halter Capital Corporation, representing 74.6% of shares outstanding. Upon the change of control, the Company discontinued its soap business and began efforts to locate an operating company that was seeking to acquire control of a publicly trading company and thereby create a public market for its business without engaging in a traditional initial public offering.

On March 6, 2006, the stockholders approved a reincorporation of the Company from Colorado to Nevada and a one-for-ten reverse stock split of the common stock. In October 2007, the Company entered into the Stock Purchase Agreement with Zhongsen.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;
                COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT
               THE EXISTING OFFICERS AND DIRECTORS OF THE COMPANY

The following table sets forth the existing officers and directors of the Company.

    Director                     Position and Office Held
 Name of Person         Age        with the Company                   Since
 --------------         ---        ----------------                   -----
Kevin B. Halter, Jr.    47       President and Director,           February 2006
                                 Chief Executive Officer

Pam J. Halter           52       Secretary, Treasurer, Director    February 2006
                                 and Chief Financial Officer

Pam J. Halter is the step-mother of Kevin B. Halter, Jr.



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

Business Experience

Kevin B. Halter, Jr. has served as President and Director since February 21, 2006. Since 1987, he has been President of Securities Transfer corporation, an SEC registered stock transfer company. He has been a vice president and director of Halter Capital Corporation since 1987. From August 4, 1998, until February 27, 2004, he was a Director and Secretary-Treasurer of Millennia Tea Masters, Inc., now known as VoIP, Inc. From January 31, 2005, until March 2005 he was President and Director of Meditech, Inc., now known as Deli Solar (USA), Inc. From March 30, 2005, until January 30, 2006, he was President and a Director of Strong Technical, Inc., now known as Zhongpin, Inc. From October 18, 2005, until December 7, 2005, he was President and a Director of General Devices, Inc., now known as Aduromed Industries, Inc.

Pam J. Halter has served as Secretary and Director of the company since February 21, 2006. Since 2000 she has been the President, CEO and a director of Thoroughbreds, Inc. From March 2000 until March 2003, Ms. Halter was President, CEO and a director of Doblique, Inc., a company engaged in the thoroughbred racing business. From October 18, 2005, until December 7, 2005, she was a Director and Secretary-Treasurer of General Devices, Inc., now known as Aduromed Industries, Inc. From January 30, 2005, until January 30, 2006, she was a Director and Secretary-Treasurer of Strong Technical, Inc., now known as Zhongpin, Inc.

General Devices, Inc., Strong Technical, Inc., Meditech, Inc. and Rub A Dub Soap, Inc. were all publicly traded shell companies, whose control was acquired by Halter Capital Corporation for the purpose of combining with an operating business without the need to do a traditional initial public offering.

General

Directors hold office until the next annual meeting of our stockholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Mr. Halter devotes approximately 10% of his time to our business and affairs. Ms. Halter is expected to devote such time to our business and affairs as is necessary to perform her responsibilities as an officer and director of Rub A Dub Soap. No organization with which Mr. Halter and Ms. Halter is or has been previously employed, affiliated or otherwise associated, is or has been affiliated with us.

               NEW DESIGNEE OFFICERS AND DIRECTORS OF THE COMPANY

After completion of the Transactions, the following persons will be the directors and officers of the Company:

  Director                           Position and Office
Name of Person      Age          to be Held with the Company
--------------      ---          ---------------------------
Qin Long            42         Chairman of the Board of Directors and
                               Chief Executive Officer
Liang Junfeng       47         Vice President and Director
Jeff Chen           46         Vice President and Director
Ji Gongsheng        42         Vice President and Director
Liang Junbao        44         Chief Financial Officer and Director

Each director of the Company will serve until its next annual shareholders' meeting and until his successor is appointed. Subject to employment agreements that they may have, the officers serve at the discretion of the board of directors of the respective companies.

      BIOGRAPHICAL INFORMATION OF NEW OFFICERS AND DIRECTORS OF THE COMPANY

Listed below is biographical information for each of the foregoing designated new directors and officers of the Company following the Exchange, including their principal occupations during the past five (5) years and other affiliations:

Qin Long, Founder and Chairman of Zhongsen Int'l (HK) Co., was the General Manager of Qingdao Ti-zong Rubber Company from 1990 to 1998 before founding the Company and serving as the chairman of board since 2000.

Liang Junfeng, VP & General Manager of Sentaida Tire Co., Ltd., graduated from Anhui University of Finance & Trade in 1983 and has more than 20 years of sales and marketing management experience. Before joining the Company in 2002, he served as General Sales Manager in Weihai Triangle Tire Co. (the 2nd largest tire manufacturer in China) for nine (9) years.

Jeff Chen, President of Zhongsen Holdings Co., Ltd., graduated from Beijing Foreign Studies University in 1983 majoring in International Trade. Prior to becoming President in 2006, Mr. Chen served as President of Hong Kong-based Aeon Holdings co. for four (4) years and twelve (12) years as General Manager for SinoChem's East China Region

Ji Gongshen, Vice President & General Manager of Qingdao FTZ Sentaida Int'l Trading Co. since 2004, graduated from Fudan University with a major in Economics. Prior to that, he worked as Division Manager at SinoChem
International Trading Group's Rubber Import Division (the largest rubber marketer in China) for nine (9) years. Previously, Mr. Gongsheng served as Deputy General Manager of Qingdao Light & Chemical Industrial Company from 1984-1995.

Liang Junbao, Chief Financial Officer of Zhongsen Int'l (HK) Co., a Certified Senior Accountant, graduated from Tianjin University with an MBA in 1996. Mr. Liang has served as CFO since December 2004. Previously, he worked as Chief Accountant and CFO at Weihai Triangle Tire Co., for eight (8) years. From 1988 to 1994, Mr. Liang was a manager in the Finance Department of Ningyang Fertilizer Factory in Ningyang County, Shandong Province.

                              CORPORATE GOVERNANCE

The Company does not maintain an audit committee, compensation committee, or nominating committee, and the Board performs these functions. Because the Company has only two directors who own over a majority of the voting securities of the Company and the Company has had no significant operations since 2001, the Board has determined that it is not necessary to have a standing nominating committee or procedures for submitting shareholder nominations. The Board has not established an audit committee for similar reasons and, because the Company pays no compensation, the Company does not have a compensation committee. Immediately following completion of the Transactions, it is anticipated that this structure will remain in place. Eventually, the Board will review the advisability of establishing audit, compensation and nominating committees composed primarily of independent directors to perform the functions normally performed by such groups.

During the year 2007, the Board of Directors took two corporate actions by unanimous written consent.

Securityholders may direct communications to the Board to the following address:

                              RUB A DUB SOAP, INC.
                         2591 Dallas Parkway, Suite 102
                               Frisco, Texas 75034

                             EXECUTIVE COMPENSATION

The Company has paid no compensation to its officers and directors during the past three fiscal years.

                  SECTION 16(A) BENEFICIAL REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. These insiders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file, including Forms 3, 4 and 5. To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required during the calendar year ended December 31, 2007, all
Section 16(a) filing requirements applicable to its insiders were complied with.

                   SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND
                   MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information as of January 1, 2008, both before giving effect to the Transactions, concerning the beneficial ownership of the Common Stock of the Company by each person who is known to the Company to own beneficially more than five percent of the outstanding shares of Common Stock of the Company:

                                                            Percentage of
                                                            Common Stock     Number of Shares
                                    Number of Shares        Outstanding      of Common Stock      Percentage of Common
 Name and Address                   of Common Stock           Before        Beneficially Owned     Stock Outstanding
of Beneficial Owner                Beneficially Owned      Transactions     After Transactions    After Transactions(5)
-------------------                ------------------      ------------     ------------------    ---------------------

Kevin B. Halter, Jr.                    412,802                45.3               411,695               1.6
2591 Dallas Parkway, Suite 102
Frisco, Texas  75034

Pam J. Halter                                 0                 0                       0               0
2591 Dallas Parkway, Suite 102
Frisco, Texas  75034

Halter Capital Corporation              593,605                65.1               591,391               2.3
2591 Dallas Parkway, Suite 102
Frisco, Texas  75034

All Executive Officers and              593,605                65.1               591,391               2.3
Directors as a Group (two persons)


Kevin B. Halter, Jr. owns 50% of Halter Capital Corporation; 50% of Halter Capital Corporation's stock ownership is included in his holdings, namely 296,802 shares.

As of January 1, 2008, there were 912,214 shares of common stock issued and outstanding. We have no compensation plans (including individual compensation arrangements) under which shares of our common stock are authorized for issuance. Prior to closing, the Company will redeem 2,214 shares from Halter
Capital Corporation at par value.

The following table sets forth information as of January 1, 2008 both before and after giving effect to the Transactions, concerning the beneficial ownership of the common stock of the Company by each person who is known to the Company to own beneficially more than five percent of the outstanding shares of common stock.

                                                                     Percentage of      Number of Shares
                                           Number of Shares of        Common Stock        Common Stock
                                              Common Stock            Outstanding      Beneficially Owned    Percentage of Common
    Name and Address of Beneficial         Beneficially Owned            Before               After           Stock Outstanding
             Owner(1)(3)                   Before Transactions        Transactions       Transactions(2)      After Transactions
             -----------                   -------------------        ------------       ---------------      ------------------

Qin Long                                            0                        0             11,310,000               43.5
Jeff Chen                                           0                        0             11,700,000               45.0
All offices and directors as a group                0                        0             23,010,000               88.5
(5 persons)



(1) The address for each beneficial owner is No. 177 Chengyang Section, 308 National Highway, Danshan Industrial Area, Qingdao, China.

(2) As used herein, a person is deemed to be the "beneficial owner" of a security if he or she has or shares voting or investment power with respect to such security, or has the right to acquire such ownership within sixty
     (60) days. As used herein, "voting power" includes the power to vote or to direct the voting of shares, and "investment powers" includes the power to dispose or to direct the disposition of shares, irrespective of any economic interest therein.

(3) Except as otherwise indicated by footnote, the persons names in the table have sole voting and investment power with respect to all Common Stock beneficially owned by them.

                                              By Order of the Board of Directors



                                              /s/  Kevin B. Halter, Jr.
                                              -------------------------
                                              Kevin B. Halter, Jr., President